Exhibit 99.3

FORM OF LOCK-UP AGREEMENT

April 8, 2021

Kingswood Capital Markets, division of Benchmark Investments, Inc.

17 Battery Pl, Suite 625

New York, NY 10004

As Placement Agent, pursuant to a Placement Agency Agreement, dated April 8, 2021, by and between Lizhi Inc. and Kingswood Capital Markets, division of Benchmark Investments, Inc.

Re: Offering and Sale of Securities of Lizhi Inc.

Ladies and Gentlemen:

The undersigned understands that Kingswood Capital Markets, division of Benchmark Investments, Inc. (the “Placement Agent”) propose to enter into a Placement Agency Agreement (the “Placement Agency Agreement”) providing for the placement by the Placement Agent of American depositary shares (“ADSs”) of Lizhi Inc., a Cayman Islands company (the “Company”), each represent twenty (20) Class A ordinary shares of the Company, and warrants (the “Warrants”) to purchase ADSs (the “Offering”) of the Company, to certain investors (the “Investors”) executing and entering into a Securities Purchase Agreement with the Company, dated April 8, 2021 (the “Purchase Agreement”).

In consideration of the execution of the Placement Agency Agreement by the Placement Agent and the Purchase Agreement by the Investors, and for other good and valuable consideration, the undersigned irrevocably agrees that, from the date of this letter agreement until sixty (60) calendar days following the date of the Placement Agency Agreement (the “Restriction Period”), the undersigned will not, without the prior written consent of Placement Agent, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate (as defined in the Purchase Agreement) of the undersigned or any person in privity with the undersigned or any Affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any ADSs, Class A ordinary shares of the Company or securities convertible, exchangeable or exercisable into, ADSs or Class A ordinary shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.

The restrictions set forth in the immediately preceding paragraph shall not apply to:

(1) if the undersigned is a natural person, any transfers made by the undersigned (a) as a bona fide gift to any member of the immediate family (as defined below) of the undersigned or to a trust the beneficiaries of which are exclusively the undersigned or members of the undersigned’s immediate family, (b) by will or intestate succession upon the death of the undersigned, (c) as a bona fide gift to a charity or educational institution, (d) any transfer pursuant to a qualified domestic relations order or in connection with a divorce; or (e) if the undersigned is or was an officer, director or employee of the Company, to the Company pursuant to the Company’s right of repurchase upon termination of the undersigned’s service with the Company;

(2) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfers to any shareholder, partner or member of, or owner of a similar equity interest in, the undersigned, as the case may be, if, in any such case, such transfer is not for value;

(3) if the undersigned is a corporation, partnership, limited liability company or other business entity, any transfer made by the undersigned (a) in connection with the sale or other bona fide transfer in a single transaction of all or substantially all of the undersigned’s capital stock, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the undersigned’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by this letter agreement or (b) to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate (as defined below) of the undersigned and such transfer is not for value;

(4) (a) exercises of stock options or equity awards granted pursuant to an equity incentive or other plan or warrants to purchase shares of Class A ordinary shares or other securities (including by cashless exercise to the extent permitted by the instruments representing such stock options or warrants so long as such cashless exercise is effected solely by the surrender of outstanding stock options or warrants to the Company and the Company’s cancellation of all or a portion thereof to pay the exercise price), provided that in any such case the securities issued upon exercise shall remain subject to the provisions of this letter agreement (as defined below); (b) transfers of shares of Class A ordinary shares or other securities to the Company in connection with the vesting or exercise of any equity awards granted pursuant to an equity incentive or other plan and held by the undersigned to the extent, but only to the extent, as may be necessary to satisfy tax withholding obligations pursuant to the Company’s equity incentive or other plans;

(5) the exercise by the undersigned of any warrant(s) issued by the Company prior to the date of this letter agreement, including any exercise effected by the delivery of Class A ordinary shares of the Company held by the undersigned; provided, that, the Class A ordinary shares received upon such exercise shall remain subject to the restrictions provided for in this letter agreement;

(6) the occurrence after the date hereof of any of (a) an acquisition by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) resulting in a change of control of the Company, (b) the Company merges into or consolidates with any other entity, or any entity merges into or consolidates with the Company, or (c) the Company sells or transfers all or substantially all of its assets to another person, provided, that, if any of the events set forth in clauses (a) through (c) above shall not be completed, the undersigned’s Class A ordinary shares shall remain subject to the restrictions provided for in this letter agreement;

(7) the Offering;

(8) transfers consented to, in writing by Placement Agent;

(9) transactions relating to Class A ordinary shares acquired in open market transactions after the completion of the Public Offering; provided that, no filing by any party under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer;

provided however, that in the case of any transfer described in clause (1), (2) or (3) above, it shall be a condition to the transfer that the transferee executes and delivers to the Placement Agent, not later than one (1) business day prior to such transfer, a written agreement, in substantially the form of this letter agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the undersigned and not to the immediate family of the transferee) and otherwise satisfactory in form and substance to Placement Agent. For purposes of this paragraph, “immediate family” shall mean a spouse, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the undersigned; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

In addition, the restrictions set forth herein shall not prevent the undersigned from entering into a sales plan pursuant to Rule 10b5-1 under the Exchange Act after the date hereof, provided that (i) a copy of such plan is provided to Placement Agent promptly upon entering into the same and (ii) no sales or transfers may be made under such plan until the Restriction Period ends or this letter agreement is terminated in accordance with its terms.

In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Depositary (as defined in the Purchase Agreement) of the Company from effecting any actions in violation of this letter agreement. The Placement Agent, on behalf of the Investors, may consent to an early release from the Restriction Period if, in its sole and absolute discretion, the market for the Securities would not be adversely impacted by sales and in cases of financial emergency. The restrictions contained in this letter agreement shall not apply to the Securities to be sold pursuant to the Placement Agency Agreement and the Purchase Agreement, if any.

The undersigned acknowledges that the execution, delivery and performance of this letter agreement is a material inducement to the Placement Agent and each Investor to perform under the Placement Agency Agreement and the Purchase Agreement and that the Placement Agent, each Investor and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this letter agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Placement Agency Agreement and the Purchase Agreement.

This letter agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company, the Placement Agent, the Investors, and the undersigned. This letter agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this letter agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Placement Agency Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this letter agreement does not intend to create any relationship between the undersigned and the Placement Agent or each Investor and that no issuance or sale of the Securities is created or intended by virtue of this letter agreement.

This letter agreement shall automatically terminate upon the earliest to occur, if any, of (1) either the Placement Agent, on the one hand, or the Company, on the other hand, advising the other in writing, have determined not to proceed with the Offering, (2) termination of the Placement Agency Agreement before the placement of ADSs and warrants, or (3) the Offering has not closed by the termination date of the Offering or such other date as may be agreed as the final date of the Offering if the Company and the Placement Agent extend the Offering.

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This letter agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Very truly yours,

Signature

Print Name

Position in Company, if any

Address for Notice:

Number of shares of ADSs or ordinary shares of the Company Held by Signatory:

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this letter agreement.

Lizhi Inc.

By: _________________________________
Name: _______________________________
Title: ________________________________